Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Brookline Bancorp, Inc.

Subject Company: Bancorp Rhode Island, Inc.

Exchange Act File Number of

Subject Company: 001-16101

This presentation contains statements about future events that constitute forward-looking statements, including statements regarding the parties’ ability to complete the pending merger, the expected timing of completion, the expected benefits of the transaction, growth opportunities, and financial performance and goals. Projections about future events are subject to risks and uncertainties that could cause actual results to differ materially. Factors that could cause such differences include, but are not limited to, (1) failure of the parties to satisfy the conditions to closing for the merger, (2) failure of the Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”) shareholders to approve the proposed merger, (3) failure to obtain governmental approvals or the imposition of adverse regulatory conditions in connection with such approvals, (4) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (5) difficulties in achieving cost savings as a result of the merger or in achieving such cost savings within the projected timeframe, (6) difficulties related to the integration of the businesses following the merger, (7) general economic conditions, (8) changes in the level of non-performing assets and charge-offs, (9) changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, (10) changes in the financial performance and/or condition of borrowers, (11) changes in customer borrowing and savings habits, (12) changes in interest rates, and (13) competition.

For additional factors that may affect future results, please see the filings made by Brookline Bancorp, Inc. (“Brookline”) and Bancorp Rhode Island with the Securities and Exchange Commission (the “SEC”), including Brookline’s and Bancorp Rhode Island’s respective Annual Reports on Form 10-K (as amended) for the year ended December 31, 2010, as supplemented by their respective Quarterly Reports on Form 10-Q.  Neither Brookline nor Bancorp Rhode Island undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this presentation.

In connection with the proposed merger, Brookline has filed relevant documents with the SEC, including a registration statement on Form S-4 that included a proxy statement/prospectus dated July 29, 2011.  The proxy statement/prospectus was mailed to Bancorp Rhode Island shareholders on or about August 5, 2011. Investors are urged to read the proxy statement/prospectus and the other relevant materials, including any amendments or supplements to those documents, because they contain or will contain important information. The proxy statement/prospectus and other relevant materials filed by Brookline or Bancorp Rhode Island with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, investors may obtain free copies of the documents by directing a written request to Paul R. Bechet, Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445.

Brookline, Bancorp Rhode Island and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Bancorp Rhode Island in connection with the proposed merger.  Information about the executive officers and directors of Brookline is set forth in the proxy statement for Brookline’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2011.  Information about the executive officers and directors of Bancorp Rhode Island is set forth in the proxy statement for Bancorp Rhode Island’s 2011 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2011, and Bancorp Rhode Island’s Annual Report on Form 10-K for the year ended December 31, 2010.  Investors may obtain additional information regarding the participants in the merger by reading the proxy statement/prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

This presentation includes certain non-GAAP financial measures.  Brookline believes that these non-GAAP financial measures are helpful to investors in comparing the performance of the company over different periods.  These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP measures that may be presented by other companies.

THE FOLLOWING IS AN INVESTOR PRESENTATION, DATED AUGUST 9, 2011, OF BROOKLINE BANCORP, INC.

2

August 9, 2011 Brookline Investor Presentation

Forward Looking Statements This presentation contains statements about future events that constitute forward-looking statements, including statements regarding Brookline Bancorp, Inc.’s (“Brookline”) ability to complete the pending merger with Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”), the expected timing of completion, the expected benefits of the transaction, growth opportunities, and financial performance and goals. Projections about future events are subject to risks and uncertainties that could cause actual results to differ materially. Factors that could cause such differences include, but are not limited to, (1) failure of the parties to satisfy the conditions to closing for the merger, (2) failure of the Bancorp Rhode Island shareholders to approve the proposed merger, (3) failure to obtain governmental approvals or the imposition of adverse regulatory conditions in connection with such approvals, (4) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (5) difficulties in achieving cost savings as a result of the merger or in achieving such cost savings within the projected timeframe, (6) difficulties related to the integration of the businesses following the merger, (7) general economic conditions, (8) changes in the level of non-performing assets and charge-offs, (9) changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, (10) changes in the financial performance and/or condition of borrowers, (11) changes in customer borrowing and savings habits, (12) changes in interest rates, and (13) competition. For additional factors that may affect future results, please see the filings made by Brookline and Bancorp Rhode Island with the Securities and Exchange Commission (the “SEC”), including Brookline’s and Bancorp Rhode Island’s respective Annual Reports on Form 10-K (as amended) for the year ended December 31, 2010, as supplemented by their respective Quarterly Reports on Form 10-Q. Brookline undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this presentation. Additional Information and Where to Find It In connection with the proposed merger, Brookline has filed relevant documents with the SEC, including a registration statement on Form S-4 that included a proxy statement/prospectus dated July 29, 2011. The proxy statement/prospectus was mailed to Bancorp Rhode Island shareholders on or about August 5, 2011. Investors are urged to read the proxy statement/prospectus and the other relevant materials, including any amendments or supplements to those documents, because they contain or will contain important information. The proxy statement/prospectus and other relevant materials filed by Brookline or Bancorp Rhode Island with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents by directing a written request to Paul R. Bechet, Brookline Bancorp, Inc., 160 Washington Street, Brookline, Massachusetts 02445. Brookline, Bancorp Rhode Island and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Bancorp Rhode Island in connection with the proposed merger. Information about the executive officers and directors of Brookline is set forth in its proxy statement filed with the SEC on March 17, 2011, and for Bancorp Rhode Island, in its proxy statement filed with the SEC on April 15, 2011 and its Annual Report on Form 10-K for the year ended December 31, 2010. Investors may obtain additional information regarding the participants in the merger by reading the proxy statement/prospectus.

Investment Highlights Premier banking company in attractive Boston and Providence¹ markets with superior customer demographics Robust organic balance sheet growth augmented by strategic acquisitions Historically pristine credit profile with no material adverse impact from credit crisis Healthy performance metrics with continuing improvement Strong capital ratios by industry and peer standards Management team with track record of successful growth and acquisition integration ¹ Pro forma for pending acquisition of Bank Rhode Island

Brookline Overview

Brookline Overview

- Premier New England banking company with 26 branches in Boston MSA
- Strong demographic footprint with current and projected household income in excess of national averages
- Deposit market share of 1.3% in Boston provides significant upside to absorb competitor market share
- Pending acquisition of Bank Rhode Island will result in addition of 17 branches in Providence MSA with 3.9% deposit market share

Financial Highlights ($mm)

	2007FY	2008FY	2009FY	2010FY	2011Q1	2011Q2*
Total Assets	$2,419	$2,613	$2,616	$2,721	$3,058	$3,115
Total Loans	1,891	2,106	2,164	2,254	2,525	2,589
Total Deposits	1,318	1,354	1,634	1,811	2,118	2,159
NPAs / Assets	0.22%	0.31%	0.29%	0.30%	0.35%	0.38%
NCOs / Average Loans	0.28%	0.39%	0.33%	0.24%	0.12%	0.06%
Net Interest Margin	3.16%	3.10%	3.34%	3.71%	3.74%	3.70%
Stockholders' Equity / TA	21.5%	18.9%	18.6%	18.2%	16.3%	16.1%
TCE / TA	19.8%	17.4%	17.2%	16.8%	14.8%	14.7%
Net Income	$18	$13	$19	$27	$7	$7
ROAA	0.75%	0.51%	0.73%	1.01%	1.02%	0.91%
ROAE	3.23%	2.56%	3.94%	5.45%	5.85%	5.61%

Branch Map



VT
NH
MA
CT
RI
Brookline Bank (20 branches)
First Ipswich (6 branches)
Bank Rhode Island (17 branches)
Providence, Rhode Island

Source: Company filings, SNL Financial
Note: Deposit market share as of June 30, 2010, pro forma for pending acquisition of Bank Rhode Island
* Excluding acquisition related expenses of $774,000, ROAA would have been 1.01% and ROAE would have been 6.23%

Brookline Bancorp, Inc.

4

Market Overview Demographic Overview Source: SNL Financial, Dun & Bradstreet Note: Demographic, branch and deposit data as of June 30, 2010; Branch and deposit data includes only retail branches; Case-Shiller data as of December 31, 2010 Highlights Significant opportunity to penetrate small and medium-sized businesses in key markets Geographic footprint provides markets with current median household income and growth prospects in excess of national average Boston MSA provides affluent customer base Providence MSA expected to provide opportunity for significant growth Housing market materially outperformed national average over past decade Case-Shiller Index +69.4% +55.1% +30.4% Population and businesses Actual 2010 4,568,927 1,610,368 311,212,863 Actual growth 2000 – 2010 ( % ) 4.0% 1.7% 10.6% Projected growth 2010 – 2015 ( % ) 1.5% (0.6%) 3.9% Total households 2010 1,745,031 623,605 116,761,140 Total business headquartered in MSA 9,451 2,562 389,318 Median household income Actual 2010 $74,931 $55,356 $54,442 Actual growth 2000 – 2010 ( % ) 37.3% 29.8% 29.1% Projected growth 2010 – 2015 ( % ) 16.2% 14.2% 12.4% Branch and deposit data Total branches in MSA (#) 1,514 412 98,036 Total deposits in MSA ($mm) 147,711 30,027 6,901,365 MSA 2010 year-over-year deposit growth 10.3% (9.6%) 0.3% MSA 2010 5-year CAGR deposit growth 3.9% 1.6% 4.2% 50 100 150 200 250 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 US Boston Providence

Successful Loan Growth Through Weakened Economic Environment Loan Growth ($mm) 2007 – 2011Q2 CAGR of 9.4% Source: Company filings, SNL Financial Note: Pro forma loan composition and loan yield based on 2011Q2 ¹ Pro forma for the pending acquisition of Bank Rhode Island Strong organic loan growth through weakened economic environment Prudent risk management reflected in industry leading asset quality metrics Focus on in-footprint lending has contributed to superior performance (more than 90% of commercial real estate and multifamily loans are collateralized in Massachusetts) Loan mix positively impacted by pending acquisition of Bank Rhode Island Bank Rhode Island has similar track record of prudent credit underwriting Highlights Loan Composition (%) $1.9bn in total loans 2007FY Other 1% C&D 1% Multifamily 16% CRE 20% Consumer 33% C&I 13% 1-4 family 16% $3.7bn in total loans Pro Forma¹ C&D 1% Multifamily 14% CRE 29% Consumer 23% C&I 19% 1-4 family 14%

Strong Deposit Growth and Improving Mix

Highlights

- Excellent organic deposit generation increased money market deposits from ~16% to ~39% between 2007 and June 30, 2011, while simultaneously reducing time deposits from ~66% to ~38%
- Maintain low cost of deposits through effective pricing and prudent acquisitions
- Pending Bank Rhode Island acquisition improves already strong cost of deposits (97bps in Q2 2011) by adding portfolio with total cost of only 45bps in Q2 2011 (composed of ~32% transaction accounts)

Deposit Growth ($mm)



$4,000
$3,000
$2,000
$1,000
$0
2007 – 2011Q2 CAGR of 15.1%
$1,318
$1,354
$1,634
$1,811
$2,118
$2,159
$3,255
2007FY
2008FY
2009FY
2010FY
2011Q1
2011Q2
Pro Forma[1]

Deposit Composition (%)



2007FY
Transaction 11%
Savings & Money Market 23%
Time 66%
$1.3bn in total deposits
Cost of deposits = 3.78%
Pro Forma[1]
Transaction 21%
Time 34%
Savings & Money Market 45%
$3.3bn in total deposits
Cost of deposits = 0.79%

Source: Company filings, SNL Financial
Note: Pro forma deposit composition and cost of deposits based on 2011Q2
[1] Pro forma the pending acquisition of Bank Rhode Island

Brookline Bancorp, Inc.
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Pristine Asset Quality Through Weakened Economic Environment Non-Performing Assets / Assets (%) Net Charge-Offs / Average Loans (%) Peer median Brookline Peer median Brookline Source: Company filings, SNL Financial Notes: Peer median includes: Berkshire Hills Bancorp, Inc. (BHLB), Dime Community Bancshares, Inc. (DCOM), Flushing Financial Corporation (FFIC), Hudson Valley Holding Corp. (HVB), Independent Bank Corp. (INDB), Provident Financial Services, Inc. (PFS), Provident New York Bancorp (PBNY), Tompkins Financial Corporation (TMP), TrustCo Bank Corp NY (TRST), Washington Trust Bancorp, Inc. (WASH). (Peers included in median only if available for 2011Q2.) Brookline asset quality metrics have outperformed peer banks pre and post-credit cycle Net charge-off rates best-in-class among peers for 2010FY Non-performing asset and non-performing loan ratios best-in-class among peers for 2011Q2 Highlights Non-Performing Loans / Loans (%) Peer median Brookline

Consistently Strong Operating Performance ROAA (%) Efficiency Ratio¹ (%) Peer median Brookline Peer median Brookline Highlights Net Interest Margin (%) Peer median Brookline Management has met its goal of achieving at least 100bps of ROAA Net interest margin expansion has continued through reduction of non-deposit-based funding Expenses continued to be appropriately managed with growth and expansion initiatives ² ² Source: Company filings, SNL Financial Notes: Peer median includes: Berkshire Hills Bancorp, Inc. (BHLB), Dime Community Bancshares, Inc. (DCOM), Flushing Financial Corporation (FFIC), Hudson Valley Holding Corp. (HVB), Independent Bank Corp. (INDB), Provident Financial Services, Inc. (PFS), Provident New York Bancorp (PBNY), Tompkins Financial Corporation (TMP), TrustCo Bank Corp NY (TRST), Washington Trust Bancorp, Inc. (WASH). (Peers included in median only if available for 2011Q2.) ¹ Efficiency Ratio = non-interest expenses / (net interest income + non-interest income) ² Excluding acquisition related expenses of $774,000, ROAA would have been 1.01% and Efficiency Ratio would have been 52%.

Acquisition of Rhode Island’s premier independent bank Top 4 and 5 deposit market positions in Providence and Kent counties, respectively High asset quality Adds 17 branches, $1.2bn loans and $1.1bn in deposits Complementary strengths: Bancorp Rhode Island – small business lending; Brookline – commercial real estate lending and treasury services Acquisition of Bank Rhode Island Transaction Highlights Compelling strategic rationale Financially attractive Expected to be more than 25% accretive to EPS in 2012 Deploys excess capital in a significantly value accretive manner Tangible book value dilution of ~22% Acceptable earn back period for tangible book value dilution Pro forma capital ratios remain strong and in-line with peers Attractive low-cost deposit base (0.45% cost of deposits in 2011 second quarter) Experienced management Management team with proven track record of integrating acquisitions Compatible credit culture Preservation of Bank Rhode Island brand minimizes integration risk Note: Pro forma Brookline $4.7bn in assets, $3.3bn in deposits and 43 branches as of June 30, 2011

Acquisition of Bank Rhode Island

Bank Rhode Island Market Overview

Providence County Deposit Market Share

Rank	Company	Branches (#)		Deposits ($mm)	Market share (%)
1	Citizens (RBS)	48	$	5,591	40.4%
2	Bank of America	28		4,906	35.4%
3	Sovereign (Santander)	21		1,252	9.0%
4	Bank Rhode Island	12		893	6.5%
5	Washington Trust	4		257	1.9%
6	Webster	5		239	1.7%
7	Federal One	3		168	1.2%
8	Coastway Community	7		135	1.0%
9	First Marblehead	1		110	0.8%
10	Centreville Savings	1		93	0.7%
Total for Providence county		138	$	13,855	

Deposit Composition as of June 30, 2011 (%)



Transaction Accounts
32%
Savings Accounts
30%
Time Deposits
27%
Money Market Accounts
11%

$1.1bn in total deposits
Cost of deposits = 0.45%

Kent County Deposit Market Share

Rank	Company	Branches (#)		Deposits ($mm)	Market share (%)
1	Citizens (RBS)	12	$	1,029	33.9%
2	Centreville Savings	4		627	20.7%
3	Bank of America	5		250	8.2%
4	Sovereign (Santander)	4		240	7.9%
5	Bank Rhode Island	4		223	7.3%
6	Washington Trust	2		160	5.3%
7	Coastway Community	2		142	4.7%
8	Prospect	2		135	4.4%
9	Webster	4		119	3.9%
10	Independence	1		53	1.8%
Total for Kent county		44	$	3,037	

Historical Cost of Deposits (%)



3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.89%
2.12%
1.39%
0.72%
0.53%
0.45%
2007FY
2008FY
2009FY
2010FY
2011Q1
2011Q2

Source: Company filings, SNL Financial
Note: Deposit market data as of June 30, 2010

Brookline Bancorp, Inc.
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Investment Highlights Premier banking company in attractive Boston and Providence¹ markets with superior customer demographics Robust organic balance sheet growth augmented by strategic acquisitions Historically pristine credit profile with no material adverse impact from credit crisis Healthy performance metrics with continuing improvement Strong capital ratios by industry and peer standards Management team with track record of successful growth and acquisition integration ¹ Pro forma for pending acquisition of Bank Rhode Island

Key Management Executives Robert Rose – Chief Credit Officer since August 2009 Mr. Rose previously served as Chief Credit Risk Management Officer of Santander (formerly Sovereign Bancorp) and as an Executive Vice President. He also served as Executive Vice President and Regulation Officer of Sovereign Bank. Mr. Rose joined Sovereign Bancorp as Chief Credit Policy Officer in May 2000. Mr. Rose was the Chief Risk Officer of Sovereign Bank and held various senior credit and risk management positions at Sovereign Bank, Bank Boston/Fleet Bank and BayBanks, from 1985 onward. He serves as Chair of Enterprise Risk Management Council at The Risk Management Association. Julie Gerschick – Will assume role of Chief Financial Officer and Treasurer in August 2011, replacing Paul Bechet, who served as Chief Financial Officer for Brookline since 1997 Ms. Gerschick brings a broad range of experience in the public accounting and financial services arenas to her new role. She is Founder and President of The Andover Group, a specialized consulting firm that provides advisory services to large and mid-sized financial institutions, the Federal Home Loan Bank and other companies. Ms. Gerschick worked as an audit and consulting partner at KPMG in Washington, D.C., as Senior Vice President for Great Lakes Bancorp and as a fellow at the Federal Home Loan Bank Board, in Washington, D.C. She holds a bachelors degree in Accounting from the University of Michigan, and masters degrees in Public Administration and Divinity from Harvard University. Paul Perrault – Chairman and Chief Executive Officer (CEO) since April 2009 Mr. Perrault served as the Chief Executive Officer of Sovereign Bancorp during January 2009. From 1990 through 2008, Mr. Perrault was President and Chief Executive Officer of Chittenden Corporation. Additionally, from 1998 through 2008, he served as Chairman of Chittenden Corporation. Mr. Perrault is the Treasurer and a member of the Board of Directors of the Shelburne Museum and has served on the American Bankers Council. He is a graduate of Babson College in Wellesley, Massachusetts, and holds an MBA from the Boston College – Carroll School of Management. Michael McCurdy – Will assume role of General Counsel in September 2011 Mr. McCurdy will bring a breadth of experience to the role of General Counsel. He has worked in both private practice and in the financial services sector. Most recently, he served as Executive Vice President/General Counsel and Corporate Secretary at Danvers Bancorp. Prior to joining Danvers, Mr. McCurdy spent several years as President & CEO of Bank Malden. He also worked for various law firms in the Boston area. Mr. McCurdy graduated from the University of California with a B.A. in Political Science. He then attended Suffolk Law School where he received his Juris Doctor. He is a member of the Massachusetts Bar as well as the Massachusetts and American Bankers Associations and the Association of Corporate Counsel.

M&A History Overview Source: Company filings, SNL Financial April 2011: Announces acquisition of Bancorp Rhode Island February 2011: Completes acquisition of First Ipswich Bancorp April 2006: Increases ownership interest in Eastern Funding January 2005: Completes acquisition of Mystic Financial Date Deal value ($mm) Consideration mix (%) Total assets ($mm) Total loans ($mm) Total deposits ($mm) Branches (#) Bancorp Rhode Island April 2011 (Pending) $234 50% cash / 50% stock 6/30/2011: $1,619 $1,153 $1,096 17 First Ipswich Bancorp February 2011 $20 100% cash $271 $203 $212 6 Eastern Funding April 2006 $17 100% cash $115 $108 N/A N/A Mystic Financial January 2005 $69 100% cash $483 $340 $332 7